SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL

RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2004 and 2003, and are presented on pages 3 through 13.

Financial Statements and Supplemental Schedule

Horace Mann Service Corporation

Supplemental Retirement and Savings Plan

Years ended December 31, 2004 and 2003

with Reports of Independent Registered Public Accounting Firms

Horace Mann Supplemental

Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statement of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois	/s/ KPMG LLP
June 28, 2005

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois	/s/ Ernst & Young LLP
May 7, 2004

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments:
Group Annuity Contract:
Equity securities, at fair value	$45,987,476	$39,800,473
Fixed income securities, at fair value	9,395,785	9,625,919
Fixed fund, at contract value	37,227,928	36,797,699
Horace Mann Educators Corporation Common Stock, at fair value	7,762,573	6,031,534
Participant loans	1,888,313	1,559,518
Cash	293,074	204,984

Total assets	102,555,149	94,020,127

Liabilities
Accrued administrative expenses	94,717	42,911

Net assets available for benefits	$102,460,432	$93,977,216

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2004	2003
Additions
Investment income:
Net realized and unrealized appreciation of investments	$7,674,405	$10,220,905
Dividends and interest	1,857,908	1,996,058

	9,532,313	12,216,963

Contributions:
Employer	3,574,063	3,704,732
Employees	6,434,479	6,448,028

Total additions	19,540,855	22,369,723

Deductions
Withdrawals by participants	(10,537,571)	(9,569,188)
Administrative fees	(520,068)	(561,472)

Total deductions	(11,057,639)	(10,130,660)

Net increase during year	8,483,216	12,239,063

Net assets available for benefits
Beginning of year	93,977,216	81,738,153

End of year	$102,460,432	$93,977,216

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2004

1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC and HMEC are collectively referred to as the “Company”. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Vesting

Participating employees may contribute up to 20% of eligible compensation, including salary, overtime, commissions, and certain incentive bonuses on a before-tax basis to one or more of twenty available investment funds. Effective January 1, 2004, compensation used to determine Company contributions will no longer include bonuses for non-commissioned employees.

The total pre-tax contributions by a participant were limited to $13,000 in 2004 and $12,000 in 2003 (the limit will increase to $1,000 each year until it reaches $15,000 in 2006, after which the limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code). Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits.

Prior to January 1, 2002, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon vested 20% for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times. Effective January 1, 2002, the Plan became a “safe harbor” Plan.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

The Company contributes 3% of eligible compensation to every employee. The automatic 3% Company contribution replaces the 50% Company match of the first 6% contributed. The 3% Company contribution is 100% vested at the time the contribution is made and is participant-directed. Company match contributions made prior to January 1, 2002, will continue to vest at the rate of 20% per year of service.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $205,000 and $200,000 in 2004 and 2003, respectively.

Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,416 and 2,553 participants at December 31, 2004 and 2003, respectively.

Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. At December 31, 2004 and 2003, the assets of the Plan represent 46% and 45%, respectively of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract (Fixed Account), mutual funds, or HMEC Common Stock. Prior to September 30, 2004, investments were available through the HMLIC Group Annuity Contract Separate Account that consisted of seven Horace Mann Mutual Funds. Other mutual fund options listed on the following page were also available. Effective October 1, 2004, the sponsorship of the Horace Mann Mutual Funds was transferred to Wilshire Associates, Inc.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

The following presents investments held at December 31, 2004 and 2003:

	December 31,
Description of Investment	2004	2003
Mutual Funds:
Wilshire VIT Equity Fund-HM Shares*	$12,679,219	$—
Horace Mann Equity Fund*	—	12,679,207
Wilshire VIT Balanced Fund-HM Shares*	7,892,270	—
Horace Mann Balanced Fund*	—	8,316,232
Wilshire VIT Small Cap Growth Fund-HM Shares	5,047,901	—
Horace Mann Small Cap Growth Fund*	—	5,176,423
T. Rowe Price Small Cap Value Fund	3,894,835	2,721,361
Wilshire VIT Socially Responsible Fund-HM Shares	3,719,999	—
Horace Mann Socially Responsible Fund	—	3,570,384
Fidelity VIP Mid Cap Portfolio	3,302,552	1,929,880
Wilshire VIT International Equity Fund-HM Shares	3,106,843	—
Horace Mann International Equity Fund	—	2,921,609
Wilshire 5000 Index Portfolio	3,092,617	2,529,593
Wilshire Large Company Growth Portfolio	2,882,528	2,387,328
T. Rowe Price Small Cap Stock Fund	1,929,794	1,252,846
Fidelity VIP Growth Portfolio	1,723,221	1,424,878
Strong Opportunity Fund II	1,528,066	1,268,766
Wilshire VIT Income Fund-HM Shares	1,263,972	—
Horace Mann Income Fund	—	1,106,574
Fidelity VIP Overseas Portfolio	942,228	536,309
Davis Value Portfolio	913,547	549,030
Putnam VT Vista Fund	628,626	504,349
J.P. Morgan U.S. Disciplined Equity Portfolio	595,500	348,510
Wilshire VIT Short-Term Investment Fund-HM Shares	239,543	—
Horace Mann Short-Term Investment Fund	—	203,113

Total mutual funds	55,383,261	49,426,392

HMLIC Fixed Account*	37,227,928	36,797,699

Horace Mann Educators Corporation Common Stock*	7,762,573	6,031,534

	$100,373,762	$92,255,625

*	Represents 5% or more of the Plan’s net assets held at year end.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis.

Loans

Effective October 1, 2002, participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $1,888,313 and $1,559,518 from 238 and 177 active participants were outstanding at December 31, 2004 and 2003, respectively. Interest rates charged on loans ranged from 5.00% to 6.00%.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company’s pre-January 1, 2002, matching contributions and related investment earnings.

Forfeited Accounts

Amounts that are forfeited relate to the Company’s pre-January 1, 2002 matching contributions and any investment gains on those amounts and are used to offset the Company’s future contributions. Forfeitures were $14,188 and $30,670 for the years ended December 31, 2004 and 2003, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the fixed fund are stated at contract value, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.

Net Appreciation in Fair Value of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses

The Plan pays all Plan administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for investments in mutual funds and Horace Mann Educator Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. Investments

HMLIC Group Annuity Contract (Fixed and Separate Accounts)

Fixed Account

Within the HMLIC Group Annuity Contract plan, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value at December 31, 2004 and 2003.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2004 and 2003, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice. The rate was unchanged from 2003 at 4.50%.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Separate Account

Prior to October 1, 2004, a separate account was available within the HMLIC Group Annuity Contract for the purpose of separately investing Plan assets in one or more of seven HMLIC mutual funds, (Equity Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund) and 11 additional mutual fund options including the Wilshire Funds, the Fidelity Funds, T. Rowe Price Small Cap Stock Fund and the T. Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, and the Putnam VT Vista Fund. The sponsorship of the HMLIC mutual funds was transferred to Wilshire Associates Inc. on October 1, 2004.

The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Short-term commercial paper is presented at cost, which approximates fair value.

Appreciation (Depreciation)

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2004 and 2003 as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2004	2003
Mutual funds	$5,534,342	$10,813,393
Common stock	2,140,063	(592,488)

	$7,674,405	$10,220,905

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Total annual returns for each of the mutual funds were as follows:

	Annual Investment Return
	2004	2003
	(unaudited)
Mutual Funds
Wilshire VIT Equity Fund-HM Shares	9.55%	27.57%
Wilshire VIT Balanced Fund-HM Shares	7.60	19.56
Wilshire VIT Small Cap Growth Fund-HM Shares	3.83	58.95
T. Rowe Price Small Cap Value Fund	24.81	36.24
Wilshire VIT Socially Responsible Fund-HM Shares	12.69	28.45
Fidelity VIP Mid Cap Portfolio	24.03	38.25
Wilshire VIT International Equity Fund-HM Shares	10.03	32.49
Wilshire 5000 Index Portfolio	10.96	29.62
Wilshire Large Company Growth Portfolio	6.53	26.44
T. Rowe Price Small Cap Stock Fund	17.87	32.06
Fidelity VIP Growth Portfolio	2.60	32.52
Strong Opportunity Fund II	17.61	37.01
Wilshire VIT Income Fund-HM Shares	4.38	7.25
Fidelity VIP Overseas Portfolio	12.75	43.04
Davis Value Portfolio	11.76	29.76
Putnam VT Vista Fund	17.97	33.16
J.P. Morgan U.S. Disciplined Equity Portfolio	8.94	28.14
Wilshire VIT Short-Term Investment Fund-HM Shares	.67	1.03

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

HMEC Common Stock Fund

The Plan’s HMEC Common Stock Fund at December 31, 2004 and 2003, consisted of 406,843 shares and 431,749 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2004 and 2003 of $19.08 and $13.97 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

Annual Investment Returns
1 Year		Since inception (November 1991)
2004	2003
39.90%	(6.18)%	7.65%

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, Horace Mann Educators Corporation, and investments in annuity contracts guaranteed by Horace Mann Life Insurance Company, a subsidiary of Horace Mann Educators Corporation.

The parent provides staffing, building space, and supplies at no cost to the Plan.

Supplemental Schedule

EIN: 37-0972590

Plan: 004

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Number of Shares or Units	Description of Investment	Contract or Fair Value
	Mutual Funds:
559,283	Wilshire VIT Equity Fund-HM Shares	$12,679,219
376,347	Wilshire VIT Balanced Fund-HM Shares	7,892,270
402,313	Wilshire VIT Small Cap Growth Fund- HM Shares	5,047,901
90,459	T. Rowe Price Small Cap Value Fund	3,894,835
212,148	Wilshire VIT Socially Responsible Fund- HM Shares	3,719,999
108,556	Fidelity VIP Mid Cap Portfolio	3,302,552
252,107	Wilshire VIT International Equity Fund- HM Shares	3,106,843
289,473	Wilshire 5000 Index Portfolio	3,092,617
87,227	Wilshire Large Company Growth Portfolio	2,882,528
50,771	T. Rowe Price Small Cap Stock Fund	1,929,794
50,431	Fidelity VIP Growth Portfolio	1,723,221
48,454	Strong Opportunity Fund II	1,528,066
70,811	Wilshire VIT Income Fund-HM Shares	1,263,972
46,369	Fidelity VIP Overseas Portfolio	942,228
74,530	Davis Value Portfolio	913,547
44,008	Putnam VT Vista Fund	628,626
42,722	J.P. Morgan U.S. Disciplined Equity Portfolio	595,500
20,924	Wilshire VIT Short-Term Investment Fund- HM Shares	239,543

	Total mutual funds	55,383,261

N/A	HMLIC Fixed Account*	37,227,928

406,843	Horace Mann Educators Corporation Common Stock*	7,762,573

	Participant loans (338 loans, interest rates ranging 5.00% to 6.00%, maturing Jan. 15, 2005 to July 31, 2019)	1,888,313

		$102,262,075

*	Represents a party- in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 28 June 2005	HORACE MANN SUPPLEMENTAL RETIREMENT
AND SAVINGS PLAN

Kathryn E. Karr
Plan Administrator
Vice President,
Human Resources Operations

EXHIBITS

23.	Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF KPMG LLP, INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 33-45152), on Form S-8 of the Horace Mann Supplemental Retirement and Savings Plan (the “Plan”) of our report dated June 28, 2005 with respect to the statement of net assets available for benefits of the Plan as of December 31, 2004, the related statement of changes in net assets available for plan benefits for the year then ended, and the supplemental schedule of assets (held at year end) as of December 31, 2004, which report appears in the December 31, 2004 Form 11-K of the Plan.

Chicago, Illinois

June 28, 2005